Exhibit 99.1

N E W S R E L E A S E

Siyata Mobile's Uniden(R) Cellular Booster Kits and Accessories To Be Purchased By U.S. Navy

VANCOUVER, BC / ACCESSWIRE / September 22, 2022 / Siyata Mobile Inc. (NASDAQ:SYTA)(NASDAQ:SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, is pleased to announce that it has received a purchase order from a federal government contractor who will provide Uniden® cellular booster kits and accessories to the U.S. Navy. The order includes the Uniden® U70P Cellular Booster Kits and accessories that will be utilized for numerous naval buildings with poor cell phone signal reception.

“This is our first sale of cellular boosters that will be used by the military and we are extremely pleased to have been selected after a rigorous selection process. A significant benefit of this award is that Siyata has the solution to the Navy’s cellular coverage issues, which we believe should create additional opportunities,” said Siyata CEO Marc Seelenfreund. “Military, government and enterprise customers alike are seeing the benefit of having strong cellular signals which provide clear, consistent communications and maximum data up/download speeds.”

The Uniden® U70P cellular booster provides additional coverage for up to 20,000 square feet of space, wirelessly connecting 100 devices and boosting all 3G and 4G/LTE signals in the area. Siyata’s Uniden® Cellular Signal Booster kits are among the most technologically advanced signal solutions available today, allowing users to make crystal clear phone calls and get lightning fast data speeds.

To learn more about the Uniden® Cellular Signal Booster kits and accessories, visit unidencellular.com.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry

RedChip Companies Inc.

SYTA@redchip.com

1-800 RED-CHIP (733-2447)

407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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